UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2024 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – November 12, 2024 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2024, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
THIRD QUARTER 2024 HIGHLIGHTS

•Total revenues were KRW 128,376 million (US$ 97,629 thousand), representing a 4.4% increase from the second quarter ended June 30, 2024 (“QoQ”) and a 27.1% decrease from the third quarter ended September 30, 2023 (“YoY”).

•Operating profit was KRW 27,576 million (US$ 20,971 thousand), representing an 84.0% increase QoQ and a 27.3% decrease YoY.

•Profit before income tax expenses was KRW 28,415 million (US$ 21,609 thousand), representing a 41.7% increase QoQ and a 31.0% decrease YoY.

•Net profit attributable to parent company was KRW 22,385 million (US$ 17,023 thousand), representing a 78.1% increase QoQ and a 22.7% decrease YoY.

REVIEW OF THIRD QUARTER 2024 FINANCIAL RESULTS

Revenues

Online game revenues for the third quarter of 2024 were KRW 19,657 million (US$ 14,949 thousand), representing a 1.1% increase QoQ from KRW 19,445 million and a 13.5% increase YoY from KRW 17,316 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Landverse in Thailand and Ragnarok Online in China. The increase YoY was also mainly due to increased revenues from Ragnarok Landverse in Thailand and Ragnarok Online in China. Such increase QoQ and YoY was partially offset by decreased revenue from Ragnarok Online in Thailand.

Mobile game revenues were KRW 102,524 million (US$ 77,969 thousand) for the third quarter of 2024, representing a 3.5% increase QoQ from KRW 99,019 million and a 34.1% decrease YoY from KRW 155,467 million. The increase QoQ was resulted increase revenue from Ragnarok: Rebirth in Southeast Asia and THE RAGNAROK which was launched in Korea on September 9, 2024. Such increase was partially offset by decreased revenues from Ragnarok Origin in North, Central and South America and Southeast Asia. The decrease YoY was mainly due to decreased revenues from Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau. This decrease was partially offset by increased revenues from Ragnarok Origin in North, Central and South America and THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong and Macau.

Other revenues were KRW 6,195 million (US$ 4,711 thousand) for the third quarter of 2024, representing a 37.6% increase QoQ from KRW 4,503 million and an 84.3% increase YoY from KRW 3,362 million.

Cost of Revenue

Cost of revenue was KRW 76,261 million (US$ 57,996 thousand) for the third quarter of 2024, representing a 0.3% increase QoQ from KRW 76,006 million and a 35.3% decrease YoY from KRW 117,834 million. The increase QoQ was mainly due to increase of salaries and amortization expense on intangible asset. The decrease YoY was primarily due to decreased commission paid for mobile game services related to Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau.

Operating Expenses

Operating expenses were KRW 24,539 million (US$ 18,662 thousand) for the third quarter of 2024, representing a 23.2% decrease QoQ from KRW 31,972 million and a 20.3% increase YoY from KRW 20,394 million. The decrease QoQ was mainly due to decreased advertising expenses for mobile game services related to THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong and Macau, and commission paid. The increase YoY was mainly due to increased advertising expenses for mobile game services related to the launch of THE RAGNAROK in Korea on September 9, 2024 and the launch of Mirren: Millennium Tour in Korea on August 20, 2024.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 28,415 million (US$ 21,609 thousand) for the third quarter of 2024 compared with profit before income tax expense of KRW 20,057 million for the second quarter of 2024 and profit before income tax expenses of KRW 41,208 million for the third quarter of 2023.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 22,385 million (US$ 17,023 thousand) for the third quarter of 2024 compared with net profit attributable to parent company of KRW 12,569 million for the second quarter of 2024 and a net profit attributable to parent company of KRW 28,961 million for the third quarter of 2023.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 513,993 million (US$ 390,887 thousand) as of September 30, 2024.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,314.94 to US$ 1.00, the noon buying rate in effect on September 30, 2024 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•THE RAGNAROK, an MMORPG Mobile and PC game

THE RAGNAROK was officially launched in Korea on September 9, 2024 and in Southeast Asia on October 31, 2024.

•Ragnarok X: Next Generation, an MMORPG Mobile and PC game

Ragnarok X: Next Generation was officially launched in China on September 13, 2024 with preparations underway for its launch in Japan on November 20, 2024, and North, Central and South America and Europe within 2025.

•Ragnarok: Rebirth an MMORPG Mobile game

Ragnarok: Rebirth was officially launched in Taiwan, Hong Kong and Macau on October 31, 2024.

•Ragnarok V: Returns, a 3D MMORPG Mobile and PC game

Ragnarok V: Returns will be launched in Singapore and Malaysia in the fourth quarter of 2024.

•Ragnarok M: Classic, an MMORPG Mobile and PC game

Ragnarok M: Classic, the new sequel game of Ragnarok M: Eternal Love, is underway for its launch in Southeast Asia in the first half of 2025.

•Ragnarok Origin, an MMORPG Mobile and PC game

Ragnarok Origin is on the way to be launched in Europe in the first half of 2025.

•Ragnarok Crush, a Puzzle and Tower Defense Mobile game

Ragnarok Crush will be launched in Global in the first half of 2025.

•Ragnarok 3, an MMORPG Mobile and PC game

Ragnarok 3, the new sequel game of Ragnarok Online, is being prepared to be launched in Global within 2025.

•PROJECT ABYSS, an MMOARPG Mobile game

PROJECT ABYSS is underway of its development.

Other IP-based games

•TOKYO PSYCHODEMIC, a 2D Cinematic Profiling Adventure PC and Console game

TOKYO PSYCHODEMIC will be launched in Global on November 28, 2024.

•KAMiBAKO, a World Craft RPG PC and Console game

KAMiBAKO aims to be launched in Global in the first half of 2025.

•Gunbound an MMO Turn-Based Artillery PC game

Gunbound will be launched in Southeast Asia and Latin America in the first half of 2025.

•Snow Brothers 2 Special, an Action and Platformer PC and Console game

Snow Brothers 2 Special will be launched in Global in the first half of 2025.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the third quarter in 2024 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 regions. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2023 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Yujin Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-23		30-Sep-24
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	184,082	139,993	200,677	152,613
Short-term financial instruments	277,215	210,820	313,316	238,274
Accounts receivable, net	71,213	54,157	66,385	50,485
Other receivables, net	3,637	2,766	473	360
Prepaid expenses	2,994	2,277	4,894	3,722
Other current financial assets	4,439	3,376	5,884	4,475
Other current assets	3,319	2,524	3,921	2,982
Total current assets	546,899	415,913	595,550	452,911
Property and equipment, net	10,151	7,720	7,230	5,498
Intangible assets, net	6,370	4,844	5,827	4,431
Deferred tax assets	5,952	4,526	5,542	4,215
Other non-current financial assets	1,824	1,387	1,624	1,235
Other non-current assets	6,985	5,312	8,562	6,510
Total assets	578,181	439,702	624,335	474,800
Liabilities and Equity
Current liabilities:
Accounts payable	61,778	46,982	49,951	37,987
Deferred revenue	18,093	13,760	17,902	13,614
Withholdings	3,072	2,336	3,595	2,734
Accrued expense	2,313	1,759	2,945	2,240
Income tax payable	16,927	12,873	5,873	4,466
Other current liabilities	4,251	3,233	2,777	2,112
Total current liabilities	106,434	80,943	83,043	63,153
Long-term account payables	677	515	898	683
Long-term deferred revenue	1,785	1,357	2,652	2,017
Other non-current liabilities	3,175	2,415	2,332	1,774
Deferred tax liabilities	2,382	1,811	2,383	1,812
Total liabilities	114,453	87,041	91,308	69,439
Share capital	3,474	2,642	3,474	2,642
Capital surplus	27,098	20,608	26,979	20,517
Other components of equity	4,016	3,054	11,606	8,826
Retained earnings	428,499	325,870	490,318	372,882
Equity attributable to owners of the Parent Company	463,087	352,174	532,377	404,867
Non-controlling interest	641	487	650	494
Total equity	463,728	352,661	533,027	405,361
Total liabilities and equity	578,181	439,702	624,335	474,800

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,314.94 to US$ 1.00, the noon buying rate in effect on September 30, 2024 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-24	30-Sep-23	30-Sep-24		30-Sep-23	30-Sep-24
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	19,445	17,316	19,657	14,949	57,037	57,167	43,475
Mobile games	99,019	155,467	102,524	77,969	513,148	300,090	228,216
Other revenue	4,503	3,362	6,195	4,711	9,801	13,865	10,544
Total net revenue	122,967	176,145	128,376	97,629	579,986	371,122	282,235
Cost of revenue	76,006	117,834	76,261	57,996	391,628	225,895	171,791
Gross profit	46,961	58,311	52,115	39,633	188,358	145,227	110,444
Operating expenses:
Selling, general and administrative expenses	28,108	17,190	20,325	15,457	45,490	64,181	48,809
Research and development	4,286	3,964	3,706	2,818	9,738	11,594	8,817
Others, net	(422)	(760)	508	387	(806)	18	14
Total operating expenses	31,972	20,394	24,539	18,662	54,422	75,793	57,640
Operating profit	14,989	37,917	27,576	20,971	133,936	69,434	52,804
Finance income(costs):
Finance income	8,867	7,059	5,924	4,505	16,733	21,088	16,037
Finance costs	(3,799)	(3,768)	(5,085)	(3,867)	(8,138)	(9,552)	(7,264)
Profit before income tax	20,057	41,208	28,415	21,609	142,531	80,970	61,577
Income tax expense	7,476	12,223	6,080	4,624	32,092	19,172	14,580
Profit for the year	12,581	28,985	22,335	16,985	110,439	61,798	46,997
Profit attributable to:
Non-controlling interest	12	24	(50)	(38)	(4)	(21)	(15)
Owners of Parent company	12,569	28,961	22,385	17,023	110,443	61,819	47,012
Earnings per share
- Basic and diluted	1,809	4,168	3,221	2.45	15,894	8,896	6.77
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS
- Basic and diluted	1,809	4,168	3,221	2.45	15,894	8,896	6.77

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,314.94 to US$1.00, the noon buying rate in effect on September 30, 2024 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: November 12, 2024